================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F |X|      Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes |_|             No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes |_|             No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                                  Yes |_|             No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

ENDESA-CHILE

FOR IMMEDIATE RELEASE

For further information contact:                        Giovano Suazo
Jaime Montero                                           gsuazo@endesa.cl
Investor Relations Director
Endesa Chile
(56-2) 634-2329
jfmv@endesa.cl

                     ENDESA CHILE ANNOUNCES NEW APPOINTMENT

(Santiago, Chile, July 31, 2003) - Endesa Chile (NYSE: EOC), informed today that effective August 1, 2003, Mr. Alejandro Gonzalez will be the new Chief Financial Officer of the company. Mr Gonzalez, former Deputy CFO of Endesa Chile, will replace Mr. Alfredo Ergas, who was appointed as Chief Financial Officer of Enersis.

ENDESA-CHILE

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                           Manuel Irarrazaval
Investor Relations Director                             mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                         Giovano Suazo
jfmv@endesa.cl                                          gsuazo@endesa.cl

                   ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
                       FOR THE PERIOD ENDED JUNE 30, 2003

(Santiago, Chile, July 31, 2003) - Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30, 2003. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). June 2002 figures have been adjusted by the CPI variation year-to-year, equal to 3.5%. The figures expressed in US Dollars were calculated based on the June 30, 2003 exchange rate.

The consolidated financial statements of Endesa-Chile for the period ended June 30, 2003, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroelectrica El Chocon S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroelectrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Eletricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

--------------------------------------------------------------------------------
                            Highlights for the Period
--------------------------------------------------------------------------------

The net income of ENDESA for the first half of 2003 increased by 28.4 % to US$
68.5 million compared to a net income of US$ 53.4 million in the first half of 2002.

Some of the more important aspects of the period are:

a) A 2.5 % increase in operating income generated by improved results in Argentina, Colombia and the electricity business in Chile.

b)    A reduction in liabilities by approximately US$ 419 million.

c) The refinancing of US$ 743 million of bank debt over a period of five years and, later, the placing of US$ 600 million of long-term bonds in order to prepay liabilities, and

d) A US$ 10.8 million decrease in financial expenses reflecting the lower debt level.

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                          (Chilean GAAP, thousand US$)
--------------------------------------------------------------------------------

Table 1.1

----------------------------------------------------------------------------------------------------
(Chilean GAAP, Thousand US$)
----------------------------------------------------------------------------------------------------
                                                         Thousand US$
----------------------------------------------------------------------------------------------------
                                                   1st H 2002    1st H 2003        Var       Chg %
----------------------------------------------------------------------------------------------------
Operating Revenues                                   684,548       694,341        9,793        1.4%
Operating Expenses                                  (410,020)     (413,062)      (3,041)       0.7%
----------------------------------------------------------------------------------------------------
Operating Margin                                     274,528       281,279        6,751        2.5%
----------------------------------------------------------------------------------------------------

SG&A                                                 (22,226)      (22,623)        (397)       1.8%

----------------------------------------------------------------------------------------------------
Operating Income                                     252,302       258,656        6,354        2.5%
----------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                     (139,533)     (128,590)      10,943       (7.8%)
  Interest Income                                     11,430        11,566          135        1.2%
  Interest Expense                                  (150,963)     (140,155)      10,808       (7.2%)
Net Income from Related Companies                     (7,094)       28,506       35,600     (501.8%)
  Equity Gains from Related Companies                  3,649        28,901       25,252      692.1%
  Equity Losses from Related Companies               (10,743)         (395)      10,348      (96.3%)
Net other Non Operating Income (Expense)              (9,306)      (38,403)     (29,097)     312.7%
  Other Non Operating Income                          48,592        24,689      (23,903)     (49.2%)
  Other Non Operating Expenses                       (57,898)      (63,092)      (5,193)       9.0%
Positive Goodwill Amortization                        (6,244)       (1,277)       4,967      (79.6%)
Price Level Restatement                               (6,394)        2,955        9,349     (146.2%)
Exchange differences                                   1,630         7,197        5,568      341.7%
----------------------------------------------------------------------------------------------------
Non Operating Income                                (166,942)     (129,612)      37,331      (22.4%)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg
Goodwill Amortization                                 85,360       129,044       43,685       51.2%
----------------------------------------------------------------------------------------------------

Income Tax                                           (36,295)      (18,283)      18,012      (49.6%)
Extraordinary Items                                       --            --           --
Minority Interest                                    (30,203)      (54,748)     (24,546)      81.3%
Negative Goodwill Amortization                        34,516        12,506      (22,010)     (63.8%)

----------------------------------------------------------------------------------------------------
NET INCOME                                            53,378        68,519       15,141       28.4%
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                           (Chilean GAAP, Million Ch$)
--------------------------------------------------------------------------------

Table 1.2

----------------------------------------------------------------------------------------------------
(Chilean GAAP, Million US$)
----------------------------------------------------------------------------------------------------
                                                          Million US$
----------------------------------------------------------------------------------------------------
                                                   1st H 2002    1st H 2003        Var       Chg %
----------------------------------------------------------------------------------------------------
Operating Revenues                                   478,581       485,428        6,846        1.4%
Operating Expenses                                  (286,653)     (288,780)      (2,126)       0.7%
----------------------------------------------------------------------------------------------------
Operating Margin                                     191,928       196,648        4,720        2.5%
----------------------------------------------------------------------------------------------------

SG&A                                                 (15,539)      (15,816)        (278)       1.8%

----------------------------------------------------------------------------------------------------
Operating Income                                     176,389       180,832        4,442        2.5%
----------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                      (97,550)      (89,900)       7,651       (7.8%)
  Interest Income                                      7,991         8,086           94        1.2%
  Interest Expense                                  (105,541)      (97,985)       7,556       (7.2%)
Net Income from Related Companies                     (4,960)       19,929       24,888     (501.8%)
  Equity Gains from Related Companies                  2,551        20,205       17,654      692.1%
  Equity Losses from Related Companies                (7,511)         (276)       7,234      (96.3%)
Net other Non Operating Income (Expense)              (6,506)      (26,848)     (20,342)     312.7%
  Other Non Operating Income                          33,972        17,261      (16,711)     (49.2%)
  Other Non Operating Expenses                       (40,478)      (44,109)      (3,631)       9.0%
Positive Goodwill Amortization                        (4,366)         (893)       3,473      (79.6%)
Price Level Restatement                               (4,470)        2,066        6,536     (146.2%)
Exchange differences                                   1,139         5,032        3,892      341.7%
----------------------------------------------------------------------------------------------------
Non Operating Income                                (116,713)      (90,614)      26,099      (22.4%)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg
Goodwill Amortization                                 59,677        90,218       30,541       51.2%
----------------------------------------------------------------------------------------------------

Income Tax                                           (25,374)      (12,782)      12,592      (49.6%)
Extraordinary Items                                       --            --           --
Minority Interest                                    (21,115)      (38,276)     (17,161)      81.3%
Negative Goodwill Amortization                        24,131         8,743      (15,387)     (63.8%)

----------------------------------------------------------------------------------------------------
NET INCOME                                            37,318        47,903       10,585       28.4%
----------------------------------------------------------------------------------------------------

Main Events during the Period

Investments

With respect to the Company's investments, the Ralco Project, whose start-up is planned for the second half of 2004, had reached a 87.94% state of progress in its construction by the end of June 2003. Regarding the relocation agreements, in view of the refusal by four Pehuenche owners to agree land exchanges within the Ralco project framework, ENDESA sought the application of the Electricity Law, which contemplates the appraisal of the lands of these four owners by a Commitee of Ombudsmen. This commission, following an on-site valuation, determined the legal indemnities to be paid to them which were far below those previously offered by the Company; the commission determined a total legal indemnity of Ch$ 271 million, while Endesa had offered Ch$ 800 million plus an additional 308 hectares. Endesa Chile has recently deposited in the bank account of the competent court the amounts of the indemnities set by the Committee.

Financial and Economic Strengthening Plan

Regarding the financial strengthening plan announced by the Company in October 2002, we can state that today Endesa has successfully met the principal points set out in this plan. The following is a detail of the actions taken.

Assets Sales

On April 7, 2003, Endesa Chile reached agreement with HQI Transelec to sell its transmission assets on the Chilean Northern Grid System (SING) for US$ 110 million. The transaction included the disposal of 285 kilometers of 220 kV line circuits for a total of around US$ 32 million, corresponding to the assets of the Tarapaca plant, and the transfer of 673 kilometers of 220 kV line circuits for approximately US$ 78 million, corresponding to GasAtacama Generacion Limitada, of which Endesa owns 50%.

On April 30, 2003, Endesa completed the transfer of the assets of the Canutillar plant to Cenelca S.A., a subsidiary of Minera Valparaiso S.A., for the sum of US$ 174 million.

On June 23, 2003 ENDESA closed the deal for the disposal of Infraestructura Dos Mil S.A. to the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascon Huarte Lain S.A. for a total of UF 2,305,507 (approximately US$ 55 million). This transaction also enabled the deconsolidation of UF 9,011,000 of debt (approximately US$ 220 million) that Infraestructura Dos Mil S.A. owes to third parties.

Financing

Endesa signed bank debt restructuring agreements in May 2003 covering maturities falling due in 2003 and 2004 and amounting to a total of US$ 743 million. The operation, which was carried out together with the loans of its parent company, Enersis, was arranged through a syndicated loan led by BBVA, Citibank, Dresdner Bank and Santander Central Hispano, plus a group of another 28 international financial entities. The new loan, which carries interest at Libor + 3%, has a final maturity of May 2008 and a grace period of 30 months.

As an event following the close of the first half, and carried out on July 23, 2003, Endesa made a successful bond issue for a total of US$ 600 million. The issue had a total demand exceeded US$ 1,500 million, making it the most important transaction this year in the emerging markets. The transaction is structured in two tranches; the first, for an amount of US$ 400 million of unsecured bonds with maturities extending to 2013 (10-year term) at an interest rate of 8.35%, and the second for a total of US$ 200 million in unsecured bonds maturing in 2015 (12 years), with an interest rate of 8.625%. The proceeds of the bond issue are being used to prepay Company liabilities and clearly improve its debt profile.

Operating Income

Operating income in the first half of 2003 amounted to US$ 258.7 million, being US$ 6.4 million higher than that of the same period of 2002. This reflected the improved operating results of our businesses in Chile, Argentina and Colombia due to favorable hydrological and market conditions that impacted positively on the operating margin. This was partially offset by weaker results from Brazil and Peru.

In Chile, operating income in the first half of 2003 was US$ 116.2 million, a reduction of 3.1 %. However, taking out the operating income of Infraestructura Dos Mil S.A., which was sold on June 24, 2003 but deconsolidated since January of the current year, the operating income in Chile would have shown an increase of 2.5 %. Energy sales in Chile also grew by 2.5 %, basically due to 10.6% greater hydroelectric generation related to higher water levels in the reservoirs and abundant rainfalls in the first half of the year. This greater generation permitted a reduction of US$ 6.1 million in energy purchase costs.

In Colombia, operating income in the first half increased by 6.3 % to US$ 66.1 million, basically as a result of higher sales prices in the spot market due to lower rainfalls affecting the country. The regulation of the reservoirs and lower energy sales partially offset these higher sales revenues.

In Argentina, operating income in the first half reached US$ 18.4 million, an increase of 388.3% over the first half of 2002 when it was US$ 3.8 million. Contributing to this result was an increase of US$ 7.0 million in the operating income of Central Costanera, mainly explained by increased revenues from power sales under contracts for the second interconnection line with Brazil and lower fuel costs and energy purchases. On the other hand, lower energy prices in the south of Brazil as a result of the high rainfalls in that zone, led to a zero dispatch level of the CIEN interconnection line in the first half. The operating income of El Chocon increased by US$ 7.6 million, basically as a result of higher energy sales on the spot market given the higher rainfalls and increased generation, growth in consumption and firmer prices following the revaluation of the Argentine peso.

In Peru, the operating income fell by 5.5 % to US$ 47.6 million, mainly explained by a 3 % reduction in average sales prices for energy and capacity and the higher cost of energy transportation. This was partially offset by favorable hydrological conditions that enabled hydroelectric generation to increase by 9.8 %.

In Brazil, the operating income of Cachoeira Dourada declined by 35.4 % to US$
10.3 million, principally caused by a 19.8% reduction in average energy sales prices mainly resulting from the devaluation of the real against the US dollar compared to the first half of 2002, and by a 10% decrease under the contract with the distributor Companhia Eletrica do Estado de Goias S.A. (CELG) from September 2002. In April 2003, CELG suspended payments under this contract, as a result of which the company has taken legal action to find a prompt solution.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$409.7 million in the first half 2003, a 4.4% increase, as compared to the same period of 2002. As of June 30, 2003 the distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 60.4%, Colombia with 12.4%, Brazil with 8.5%, Peru with 9.1% and Argentina with 9.6%.

Non-Operating Income

The Company's non-operating result for the first half of 2003 improved by 22.4%, producing a loss of US$ 129.6 million compared to one of US$ 166.9 million in the same period of 2002. This reduced loss is basically explained by:

      o     US$ 10.8 million of lower financial expenses

      o US$ 14.9 million of better results from exchange differences and price-level restatements, and

      o     US$ 35.6 of higher income on investments in related companies.

This was partially offset by

      o     US$ 29.1 million of higher non-operating expenses.

Net Income from Related Companies. Regarding the improved result of US$ 35.6 million from investments in related companies, this is mainly explained by an improvement of US$ 23.8 million in the net income from the associate company CIEN, of US$ 6.1 million of improved results from our associated companies Gasatacama Generacion Limitada, Gasoducto Atacama Argentina Limitada and Gasoducto Atacama Chile Limitada, and of US$ 4.7 million of improved results of the associated Compania de Energia del Mercosur S.A. (CEMSA).

Net Financial Income (Expenses). The decrease of US$ 10.9 million in net financial expenses is explained principally by lower liability level of US$ 419 million, as compared to the first half of 2002.

Other non-operating Income Net of Expenses. The decrease of other non-operating expenses of US$ 29.1 million is mainly explained by greater provisions for contingencies and lawsuits, and also asset sales expenses and provisions for obsolescence of fixed assets made during the period.

The Price-Level Restatement totaled a gain of US$ 3.0 million in the first half of 2003, as compared with a loss of US$6.4 million in the same period of 2002. This increase was mainly due to the combined effect of inflation in Chile and a higher level of net monetary liabilities in the first half of 2003.

Exchange Differences. With respect to exchange differences which were positive by US$ 6.2 million compared to US$ 1.6 million in the first half of 2002, these reflect the fact that in the first half of 2003, the Chilean peso appreciated against the US dollar by 2.7 %, compared to a depreciation of 5.1 % in the same period of 2002.

Goodwill Amortization . Goodwill amortization decreased from US$ 6.2 million to US$ 1.3 million, reflecting the reduced balance of goodwill remaining in 2003. We took a substantial charge for impairment of goodwill relating to our Argentine and Brazilian goodwill in the last quarter of 20002.

--------------------------------------------------------------------------------
                       Consolidated Balance Sheet Analysis
--------------------------------------------------------------------------------

      The evolution of the key financial indicators has been as follows :

Table 2

--------------------------------------------------------------------------------------------
Assets (thousand US$)  As of June 2002    As of June 2003      June 03-02        % Var 03-02
--------------------------------------------------------------------------------------------
Current Assets              411,556            894,583           483,027           117.4%
Fixed Assets              8,201,560          7,491,412          (710,148)           (8.7%)
Other Assets                730,599            464,205          (266,394)          (36.5%)
Total Assets              9,343,715          8,850,200          (493,516)           (5.3%)
--------------------------------------------------------------------------------------------

Table 2,1

--------------------------------------------------------------------------------------------
Assets (million Ch$)   As of June 2002    As of June 2003      June 03-02        % Var 03-02
--------------------------------------------------------------------------------------------
Current Assets              287,727            625,421           337,694           117.4%
Fixed Assets              5,733,875          5,237,396          (496,479)           (8.7%)
Other Assets                510,777            324,535          (186,242)          (36.5%)
Total Assets              6,532,378          6,187,352          (345,027)           (5.3%)
--------------------------------------------------------------------------------------------

The increase in the current assets of US$ 483 million is due to higher cash levels in some of our subsidiaries due to better operating performance during the period and the consideration in the short term of some intercompany loans that were previously included in other assets, and net proceeds from assets sales, The Company's Fixed Assets decreased by US$710.1 million, as compared to the first half of 2002, mainly due to the deconsolidation of Infraestructura Dos Mil S,A,, the sale of Canutillar and transmission lines, Regarding to the decrease in Other Assets, it reflects the reduced balance of goodwill amortization in 2003,

Table 3

----------------------------------------------------------------------------------------------------------------
Liabilities (thousand US$)(1)   As of June 2002        As of June 2003           June 03-02          % Var 03-02
----------------------------------------------------------------------------------------------------------------
Current liabilities                1,043,840              1,125,229                81,389                7.8%
Long-term liabilities              4,043,992              3,543,463              (500,529)             (12.4%)
Minority interest                  2,117,054              2,050,569               (66,485)              (3.1%)
Equity                             2,138,830              2,130,939                (7,891)              (0.4%)
Total Liabilities                  9,343,715              8,850,200              (493,516)              (5.3%)
----------------------------------------------------------------------------------------------------------------

Table 3,1

----------------------------------------------------------------------------------------------------------------
Liabilities (million Ch$)       As of June 2002        As of June 2003           June 03-02          % Var 03-02
----------------------------------------------------------------------------------------------------------------
Current liabilities                  729,770                786,670                56,901                7.8%
Long-term liabilities              2,827,236              2,477,306              (349,930)             (12.4%)
Minority interest                  1,480,075              1,433,594               (46,481)              (3.1%)
Equity                             1,495,299              1,489,782                (5,517)              (0.4%)
Total Liabilities                  6,532,378              6,187,352              (345,027)              (5.3%)
----------------------------------------------------------------------------------------------------------------

(1)   Ch$ figures divided by June 2003 exchange rate of 1 US$ = Ch$ 699,.2,

As of June 30, 2003, Current Liabilities plus Long-Term Liabilities decreased US$419.1 million, as compared to June 2002, This decrease is mainly explained by the payment of the Yankee Bond of our Chilean subsidiary Pehuenche and the deconsolidation of Infraestructura Dos Mil S,A,

Table 4

--------------------------------------------------------------------------------
                                             As of June   As of June
Indicator                          Unit         2002         2003        % Var
--------------------------------------------------------------------------------
Liquidity                         Times         0.39         0.80        105.1%
Acid ratio test *                 Times         0.28         0.64        128.6%
Leverage **                       Times         1.20         1.12         (6.7%)
Short-term debt                     %           20.5         24.1         17.4%
Long-term debt                      %           79.5         75.9         (4.5%)
--------------------------------------------------------------------------------

(*)   Current assets net of inventories and pre-paid expenses

(**)  Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity ratio is higher as compared to the previous period, It is important to remember that normally a large part of the current portion of long-term debt is renegotiated, Also it is important to keep in mind that current liabilities are the current portion of long-term obligations for the next twelve months, and in the current assets accounts receivables amount for about one month of sales, The main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures,

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5,1

                                      ---------------------------------------------------------------------------
ASSETS                                              Million Ch$                             Thousand US$
                                      ---------------------------------------------------------------------------
                                      As of June 2002    As of June 2003     As of June 2002     As of June 2003
-----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                            3,408             20,393               4,874              29,169
Time Deposits                                  59,383             81,389              84,939             116,416
Marketable Securities                               5              7,946                   7              11,366
Accounts Receivable, net                       77,229            108,428             110,465             155,092
Notes receivable                                1,070                810               1,531               1,159
Other accounts receivable                      16,767             61,461              23,984              87,912
Amounts due from related companies             45,174            219,899              64,615             314,537
Inventories, net                               17,028             12,419              24,357              17,764
Income taxes recoverable                       29,336             21,831              41,961              31,226
Prepaid expenses                                5,808              6,352               8,308               9,086
Other current assets                           32,520             84,492              46,515             120,855
-----------------------------------------------------------------------------------------------------------------
Total currrent assets                         287,727            625,421             411,556             894,583
-----------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property                                       40,819             38,980              58,386              55,755
Buildings and Infrastructure                6,322,145          5,978,469           9,043,004           8,551,421
Plant and equipment                         1,194,958          1,185,159           1,709,231           1,695,215
Other assets                                   88,304             52,271             126,308              74,767
Technical appraisal                           699,274            705,672           1,000,220           1,009,372
Sub - Total                                 8,345,500          7,960,551          11,937,149          11,386,530
Accumulated depreciation                   (2,611,625)        (2,723,155)         (3,735,589)         (3,895,118)
-----------------------------------------------------------------------------------------------------------------
Total property, plant and equipment         5,733,875          5,237,396           8,201,560           7,491,412
-----------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Investments in related companies              165,254            188,388             236,375             269,464
Investments in other companies                 80,688             80,896             115,414             115,712
Positive Goodwill                             127,585             26,409             182,493              37,774
Negative goodwill                            (151,783)           (80,493)           (217,106)           (115,135)
Long-term receivables                          26,455             22,550              37,841              32,255
Amounts due from related companies            173,915                923             248,763               1,320
Intangibles                                    30,681             32,801              43,886              46,917
Accumulated amortization                       (3,806)            (7,624)             (5,445)            (10,905)
Others                                         61,788             60,686              88,379              86,803
-----------------------------------------------------------------------------------------------------------------
Total other assets                            510,777            324,535             730,599             464,205
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                6,532,378          6,187,352           9,343,715           8,850,200
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5,2

                                             ---------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                    Million Ch$                         Thousand US$
                                             ---------------------------------------------------------------------
                                             As of June 2002   As of June 2003   As of June 2002   As of June 2003
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term                                            55,038            54,592            78,724            78,087
Current portion of long-term debt                    230,342           105,842           329,475           151,394
Notes Payable                                          7,116             4,127            10,179             5,902
Current portions of bonds payable                    182,976           379,291           261,723           542,526
Current portion of other long-term debt               31,722            35,255            45,375            50,427
Dividends payable                                        274               905               392             1,294
Accounts payable and accrued expenses                 75,922            66,394           108,596            94,967
Miscellaneous payables                                21,390            31,264            30,595            44,719
Amounts payable to related companies                  82,975            42,068           118,684            60,172
Provisions                                            26,720            42,321            38,219            60,534
Withholdings                                           5,239             7,523             7,494            10,761
Income Tax                                             5,535            14,216             7,917            20,334
Deferred Income                                          413               107               590               152
Deferred Taxes                                           468                --               669                --
Other current liabilities                              3,641             2,767             5,208             3,958
------------------------------------------------------------------------------------------------------------------
Total current liabilities                            729,770           786,670         1,043,840         1,125,229
------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Due to banks and financial institutions              780,173           834,856         1,115,936         1,194,152
Bonds payable                                      1,744,478         1,355,877         2,495,249         1,939,405
Due to other institutions                            146,330           141,009           209,306           201,694
Accounts payable                                      27,056            17,634            38,700            25,223
Amounts payable to related companies                  61,980            43,407            88,654            62,088
Accrued expenses                                      31,017            40,336            44,366            57,695
Deferred taxes                                        34,362            33,231            49,151            47,532
Other long-Term liabilities                            1,839            10,957             2,630            15,673
------------------------------------------------------------------------------------------------------------------
Total Long-term liabilities                        2,827,236         2,477,306         4,043,992         3,543,463
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Minority interest                                  1,480,075         1,433,594         2,117,054         2,050,569
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Paid-in capital, no par value                      1,044,843         1,039,796         1,494,512         1,487,292
Capital revaluation reserve                            6,269            11,438             8,967            16,360
Additional paid-in capital-share premium             206,189           206,213           294,926           294,960
Other reserves                                        75,009            73,552           107,290           105,206
Total Capital and Reserves                         1,332,310         1,330,998         1,905,696         1,903,819
Accumulated surplus (deficit) during
development period of certain subsidiaries              (548)            2,207              (784)            3,157

RETAINED EARNINGS
Retained earnings                                    126,219           108,674           180,539           155,444
Net Income                                            37,318            47,903            53,378            68,519
Total Retained Earnings                              163,536           156,577           233,917           223,963
------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                         1,495,299         1,489,782         2,138,830         2,130,939
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         6,532,378         6,187,352         9,343,715         8,850,200
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             Consolidated Cash Flow
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 6

---------------------------------------------------------------------------------------------------
Effective Cash Flow (thousand US$)     1st H 2002       1st H 2003        Variation     % Var 03-02
---------------------------------------------------------------------------------------------------
Operating                                304,591          149,163         (155,428)        (51.0%)
Financing                               (300,812)        (287,296)          13,516          (4.5%)
Investment                               (42,672)         182,909          225,582        (528.6%)
Net cash flow of the period              (38,893)          44,777           83,670        (215.1%)
---------------------------------------------------------------------------------------------------

Table 6,1

---------------------------------------------------------------------------------------------------
Effective Cash Flow (million Ch$)      1st H 2002       1st H 2003        Variation     % Var 03-02
---------------------------------------------------------------------------------------------------
Operating                                212,945          104,283         (108,663)        (51.0%)
Financing                               (210,304)        (200,854)           9,449          (4.5%)
Investment                               (29,833)         127,875          157,709        (528.6%)
Net cash flow of the period              (27,191)          31,304           58,495        (215.1%)
---------------------------------------------------------------------------------------------------

The variation in the cash flow makeup during the period is basically explained by:

a) Cash flow from operating activities decreased by 51.0% to US$ 149.2 million in the first half of 2003, mainly related to the decrease of account payable with related companies in connection with short term debt,

b) Negative cash flow from financing activities of US$ 287.3 million primarily produced by the payment of the Yankee bonds of our Chilean subsidiary Pehuenche and dividend payments,

c) Cash flow from investment activities of US$127.9 millions mainly due to the sale of assets partially offset by the investments in the Ralco hydroelectric project,

--------------------------------------------------------------------------------
                      Consolidated Cash Flow (Chilean GAAP)
--------------------------------------------------------------------------------

Table 7

---------------------------------------------------------------------------------------------------------------------------
                                                                          Million Ch$                  Thousand US$
                                                                   --------------------------------------------------------
                                                                   1st H 2002     1st H 2003     1st H 2002     1st H 2003
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                       37,318         47,903         53,378         68,519
---------------------------------------------------------------------------------------------------------------------------

(Profit) loss in sale of assets
  (Profit) loss in sale of assets                                      (1,309)         6,277         (1,872)         8,978
Charges (credits) which do not represent cash flows:                   83,833         72,607        119,912        103,855
  Depreciation                                                         96,875        105,049        138,567        150,258
  Amortization of intangibles                                        1553,149            920          2,222          1,317
  Write-offs and provisions                                                --             --             --             --
  Amortization of positive goodwill                                     4,366            893          6,244          1,277
  Amortization of negative goodwill (less)                            (24,131)        (8,743)       (34,516)       (12,506)
  Accrued profit from related companies (less)                         (2,551)       (20,205)        (3,649)       (28,901)
  Accrued loss from related companies                                   7,511            276         10,743            395
  Net, price-level restatement                                          4,470         (2,066)         6,394         (2,955)
  Net exchange difference                                              (1,139)        (5,032)        (1,630)        (7,197)
  Other credits which do not represent cash flow (less)               (19,567)        (7,342)       (27,988)       (10,502)
  Other charges which do not represent cash flow                       16,447          8,857         23,525         12,669
Assets variations which affect cash flow:                              71,040        (58,061)       101,614        (83,049)
  Decrease (increase) in receivable accounts                           18,885        (55,125)        27,013        (78,849)
  Decrease (increase) in inventories                                     (600)        (2,123)          (858)        (3,036)
  Income from dividends of related companies                               --          1,519             --          2,173
  Decrease (increase) in other assets                                  52,755         (2,333)        75,459         (3,338)
Liabilities variations which affect cash flow:                            948         (2,718)         1,355         (3,888)

  Accounts payable related to operating results                        11,161        (46,475)        15,965        (66,477)

  Interest payable                                                     16,387         (1,273)        23,440         (1,821)
  Income tax payable                                                   (3,022)        (6,918)        (4,323)        (9,895)
  Accounts payable related to non operating results                   (20,689)        46,308        (29,594)        66,238
  Accrued expenses and withholdings                                    (2,890)         5,640         (4,133)         8,067
  Minority Interest                                                    21,115         38,276         30,203         54,748
---------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow Originated from Operating Activities           212,945        104,283        304,591        149,163
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
  Shares issued and subscribed                                          1,867             --          2,671             --
  Proceeds from loans wired                                            82,161        143,295        117,520        204,965
  Proceeds from debt issuance                                         103,994         32,711        148,749         46,789
  Proceeds from loans obtained from related companies                 116,389             --        166,480             --
  Capital distribution                                                     --         (9,952)            --        (14,234)
  Other financing sources                                                  --          6,332             --          9,057
  Dividends paid                                                      (59,169)       (28,429)       (84,633)       (40,663)
  Loans, debt amortization (less)                                    (338,065)      (172,899)      (483,559)      (247,309)
  Issuance debt amortization(less)                                     (5,052)      (133,407)        (7,226)      (190,821)

  Amortization of loans obtained from related companies               (99,857)        (4,132)      (142,833)        (5,911)
  Amortization of expenses in issuance debt                            (9,678)            --        (13,843)
  Other disbursements related to financing(less)                       (2,894)       (34,374)        (4,139)       (49,168)
---------------------------------------------------------------------------------------------------------------------------
Net (Negative) Cash Flow Originated from Financing Activities        (210,304)      (200,854)      (300,812)      (287,296)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
  Sale of fixed assets                                                 12,216        152,365         17,473        217,938
  Collection upon loans to related companies                           15,825         10,689         22,636         15,290
  Other income on investments                                           2,471         48,637          3,535         69,569
  Additions to fixed assets (less)                                    (32,398)       (83,791)       (46,341)      (119,852)
  Investments in related companies (less)                                  --            (25)            --            (35)
  Investments in marketable securities                                (15,316)            --        (21,907)            --
  Other loans provided to related companies(less)                     (11,893)            --        (17,011)            --
  Other investment disbursements(less)                                   (739)            --         (1,057)            --
---------------------------------------------------------------------------------------------------------------------------
Net (Negative) Cash Flow Originated from Investment activities        (29,833)       127,875        (42,672)       182,909
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow for the period                                 (27,191)        31,304        (38,893)        44,777
---------------------------------------------------------------------------------------------------------------------------

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT         1,848        (26,238)         2,643        (37,530)
NET VARIATION OF CASH AND CASH EQUIVALENT                             (25,344)         5,066        (36,251)         7,246
INITIAL BALANCE OF CASH AND CASH EQUIVALENT                            94,999        124,216        135,884        177,676
---------------------------------------------------------------------------------------------------------------------------
FINAL BALANCE OF CASH AND CASH EQUIVALENT                              69,656        129,283         99,633        184,922
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Business Information
                             Main Operating Figures
--------------------------------------------------------------------------------

Table 8

---------------------------------------------------------------------------------------------
      Company            GWh sold          GWh sold            Dif 03/02          Var 03/02
                      1st Half 2002     1st Half 2003
---------------------------------------------------------------------------------------------
Chocon                        1,291             2,434              1,143              88.58%
Costanera                     2,755             1,810               (945)            (34.31%)
Betania                       1,171             1,198                 27               2.29%
Emgesa                        6,542             5,819               (723)            (11.05%)
Cachoeira                     1,777             1,679                (98)             (5.54%)
Edegel                        2,161             2,409                248              11.50%
Chilean Companies             8,677             9,290                613               7.06%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
      Company         GWh produced      GWh produced           Dif 03/02          Var 03/02
                      1st Half 2002     1st Half 2003
---------------------------------------------------------------------------------------------
Chocon                        1,263             2,113                850              67.31%
Costanera                     2,301             1,433               (868)            (37.73%)
Betania                         843               697               (146)            (17.30%)
Emgesa                        4,530             4,380               (150)             (3.32%)
Cachoeira                     1,014             1,028                 14               1.33%
Edegel                        2,223             2,444                221               9.93%
Chilean Companies             7,874             8,534                659               8.37%
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Endesa Chile's Operating Income break down by country
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 9

                     -----------------------------------------------------------------
                               Million Ch$                      Thousand US$
----------------------------------------------------------------------------------------------------
                     1st Half 2002    1st Half 2003    1st Half 2002    1st Half 2003         Chg %
----------------------------------------------------------------------------------------------------
Operating Revenues         478,581          485,428          684,548          694,341          1,4%
----------------------------------------------------------------------------------------------------
Energy sales:
Chocon                       9,629           18,412           13,772           26,336         91.2%
Costanera                   38,438           40,508           54,981           57,942          5.4%
Betania - Emgesa           119,610          121,436          171,086          173,699          1.5%
Cachoeira                   29,369           22,239           42,008           31,810        (24.3%)
Edegel                      57,023           61,666           81,564           88,206          8.1%
Chile                      204,377          209,579          292,335          299,775          2.5%
Other revenues              20,136           11,587           28,802           16,573        (42.5%)

----------------------------------------------------------------------------------------------------
Operating Expenses        (286,653)        (288,780)        (410,020)        (413,062)         0.7%
----------------------------------------------------------------------------------------------------
Chocon                     (14,188)         (17,591)         (20,295)         (25,162)        24.0%
Costanera                  (30,402)         (27,478)         (43,485)         (39,303)        (9.6%)
Betania - Emgesa           (74,498)         (73,361)        (106,559)        (104,934)        (1.5%)
Cachoeira                  (17,155)         (14,224)         (24,538)         (20,345)       (17.1%)
Edegel                     (18,276)         (24,736)         (26,142)         (35,382)        35.3%
Chile                     (132,134)        (131,389)        (189,001)        (187,935)        (0.6%)

----------------------------------------------------------------------------------------------------
Operating Margin           191,928          196,648          274,528          281,279          2.5%
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
SG&A                       (15,539)         (15,816)         (22,226)         (22,623)         1.8%
----------------------------------------------------------------------------------------------------
Chocon                        (171)            (236)            (244)            (338)        38.4%
Costanera                     (679)            (785)            (971)          (1,123)        15.7%
Betania - Emgesa            (1,632)          (1,935)          (2,334)          (2,768)        18.6%
Cachoeira                   (1,046)            (801)          (1,496)          (1,146)       (23.4%)
Edegel                      (3,767)          (4,071)          (5,388)          (5,824)         8.1%
Chile                       (8,245)          (7,987)         (11,793)         (11,425)        (3.1%)

----------------------------------------------------------------------------------------------------
Operating Income           176,389          180,832          252,302          258,656          2.5%
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             Endesa Chile's Ownership Structure, as of June 30, 2003
       Total Shareholders: 28,697, Total Shares Outstanding: 8,201,754,580
--------------------------------------------------------------------------------

Table 10

                  --------------------------------------------
                  Shareholder                        % Holding

                  --------------------------------------------
                  Enersis                                59.98
                  Chilean Pension Funds                  18.84
                  ADR's                                   4.72
                  Individuals                             7.11
                  Others                                  9.35
                  --------------------------------------------

--------------------------------------------------------------------------------
                           Conference Call Invitation
--------------------------------------------------------------------------------

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2003, on Friday, August 1, 2003, at 10:00 am (Eastern Time), To participate, please dial 1-800-915-4836 or 973-317-5319 (international), approximately 10 minutes prior to the scheduled starting time,

   If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both at www,endesa,cl

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates, Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, Actual results may differ materially from those in the forward-looking statements as a result of various factors, These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile's Annual Report on Form 20-F, Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                   Hector Lopez Vilaseco
                                                      General Manager

Dated: July 31, 2003